UNITED STATES OF AMERICA
       Before the
SECURITIES AND EXCHANGE COMMISSION

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In the Matter of
                                                              SEVENTH
NATIONAL FUEL GAS COMPANY                                     CERTIFICATE
HORIZON ENERGY DEVELOPMENT, INC.                              PURSUANT TO
                                                              RULE 24

File No. 70-8649
(Public Utility Holding Company Act of 1935)

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         THIS IS TO  CERTIFY,  pursuant to Rule 24,  that  certain  transactions proposed by National Fuel Gas Company ("National") and its subsidiary, Horizon Energy Development, Inc. ("Horizon") in Form U-1, Application-Declaration, File No. 70-8649, as amended, have been carried out in accordance with the terms and conditions of said Application-Declaration and the Order of the Securities and Exchange Commission (the "Commission") (HCAR No. 35-26364 dated August 29, 1995) with respect thereto, and that, the following information for the quarter ended March 31, 1997 is herein provided:

          1a) Horizon's balance sheet at March 31, 1997 is attached as
              Exhibit 1.

          1b) National's balance sheet at March 31, 1997 is included in National's Form 10Q for the second quarter of fiscal 1997 which was filed with the Commission on May 7, 1997 and is incorporated herein by reference.

          2a) Horizon's income statement for the quarter ended March 31, 1997 is attached as Exhibit 2.

          2b) National's income statement for the quarter ended March 31, 1997 is included in National's Form 10Q for the second quarter of fiscal 1997 which was filed with the Commission on May 7, 1997 and is incorporated herein by reference.

          3) Recourse and non-recourse debt securities issued to third parties by Intermediate Companies during the quarter ended March 31, 1997.

                       None.

          4) A general description of the activities of the Applicants for the quarter ended March 31, 1997 and of the projects in which they or their subsidiary companies have an ownership interest:

                  a) National and Horizon had entered into an agreement to sell and transfer their interest in a special purpose subsidiary, Fauji Kabirwala Power Company, Ltd. ("FKPCL"), a certified EWG. FKPCL was organized to develop a 151 Megawatt power plant near Kabirwala, Pakistan. This transaction closed during the first calendar quarter of 1997, and consequently Horizon no longer owns any portion of the voting stock of FKPCL.

                  b) The partnership known as Sceptre Power Company ("SPC"), in which Horizon had been a partner, has been dissolved. Horizon is not pursuing any of the power project development activities that had been commenced by SPC. Horizon is the winding up partner of SPC, and is in the process of winding up the affairs of SPC.

          5) Information on intercompany service transactions (including those provided at cost and at market rates) involving affiliated Intermediate Companies.

                  Neither Horizon or National engaged in any intercompany service transactions with affiliate Intermediate Companies.


May 27, 1997                                         NATIONAL FUEL GAS COMPANY



                                                     By:
                                                        -----------------------
                                                        Philip C. Ackerman
                                                        Senior Vice President




                                                     HORIZON ENERGY DEVELOPMENT,
                                                        INC.



                                                     By:
                                                        -----------------------
                                                        Bruce H. Hale
                                                        Vice President